Exhibit 3.1

Amendment to Bylaws of USA Technologies, Inc.

Section 3.02(a) of the Bylaws of the Company is hereby deleted in its entirety and replaced with the following:

(a) The annual meeting of shareholders shall be held at such date and at such time and place as may be fixed and designated by the Board of Directors, and at said meeting the shareholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting.